THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 12.

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2002

BUENAVENTURA MINING COMPANY INC.
(Translation of Registrant's Name into English)

CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

This report consists of a press release issued by Compañía de Minas Buenaventura S.A.A. (the "Company") on July 24, 2002, announcing the Company's Second Quarter 2002 results.

Compañía de Minas Buenaventura

FOR IMMEDIATE RELEASE

For More Information Please Contact:

Roque Benavides or Carlos Galvez
Compañía de Minas Buenaventura S.A.A
51-1-419-2538 or 51-1-471-8337
e-mail: dhuguet@buenaventura.com.pe
Web site: http://www.buenaventura.com

Patrick Kilhaney
Citigate Dewe Rogerson Inc.
(212) 419-8308
e-mail: Patrick.Kilhaney@citigatedr-ny.com

COMPAÑIA DE MINAS BUENAVENTURA S.A.A ANNOUNCES SECOND QUARTER 2002 RESULTS

(Lima, Peru, July 24, 2002) - Compañia de Minas Buenaventura S.A.A. "Buenaventura" (NYSE: BVN / Lima Stock Exchange: BUE.LM), Peru's largest publicly traded precious metals mining company, today announced a net income of S/. 53.5 million for the three-month period ended June 30, 2002. This represents a 44% increase over the net income of S/. 37.2 million in the corresponding quarter of 2001. The Company's operating margin was S/. 31.3 million during 2Q2002, representing a 114% increase as compared to an operating margin of S/. 14.6 million in the corresponding quarter of 2001.

Sales

During 2Q2002, Buenaventura reported total sales of S/. 134.8 million, compared to S/. 122.1 million during the same period in 2001. The Company attributes the increase to a 35.8% jump in gold sales, particularly from the Antapite Mine, which began production at the end of 2Q2001.

Sales content for the three-month period ended June 30

	2002	2001
Gold	57,220oz	42,135oz
Silver	2,665,123oz	2,802,725oz
Lead	5,462MT	4,458 MT
Zinc	11,504MT	13,358 MT

Operations

In 2Q2002, Buenaventura improved operations at its Orcopampa mine. The Company is pleased to report that gold production at Orcopampa increased 23.2% to 39,327 oz of gold during 2Q2002, from 31,914 oz in the corresponding quarter of 2001. The cash operating cost at Orcopampa during 2Q2002 was US$173.88/oz of gold, up slightly from US$159.23/oz in 2Q2001.

Additionally, exploration results at Orcopampa's Nazareno vein (level 540) continue to yield good results in areas on which we have previously reported the results of diamond-drill holes.

At Uchucchacua, a decrease in the silver ore grade produced led to a 4.8% decrease in silver production, to 2,348,339 oz of silver produced during 2Q2002, from 2,467,611 oz of silver in 2Q2001. This decrease in silver production, combined with salary increases which resulted from a union agreement, led to an increase of the cash operating cost at Uchucchacua during 2Q2002 to US$3.15/oz of silver, compared to US$2.76/oz of silver during 2Q 2001.

Buenaventura continues expanding Uchucchacua's resources at the lower levels of the mine. In April 2002, the Company initiated the construction of the Paton tunnel, which will not only allow drainage at the lower levels of the mine, cutting pumping cost, but also expose new areas to exploration.

Buenaventura's total production during 2Q2002, which includes 100% of its operating units, 78.06% of the production of the Ishihuinca and Antapite mines, 34.58% of the production of El Brocal, and 100.0% of the production at CEDIMIN, was as follows:

	2Q02	2Q01	Var.
Silver	2,850,802	2,897,639	-1.6%
Gold	63,968	42,720	+49.7%
Zinc	6,526	7,710	-15.4%
Lead	3,072	3,069	+0.1%

Earnings

Earnings per ADS for the three-month period ended June 30, 2002 were US$0.24, compared to US$0.17 in the corresponding period of 2001.

Explorations

An interesting discovery of high grade silver (gold) skarn mineralization in the Mesa de Plata area of the Hualgayoc district, 27 Km. north of Yanacocha, is indicated by the following drill intercepts:

DDH	m	oz/t silver	g/t gold
PR- 2 – 2002	2.10	28.3	2.0
PR- 4 - 2002	9.30	45.0	1.2

The mineral rights belong to Cía. Minera Colquirrumi, which is 73.63% owned by Buenaventura. Ore mineralogy is dominated by freibergite and amenability to flotation has been indicated with 85% to 90% recoveries in laboratory tests. Structural continuity and tonnage potential are being evaluated by a combination of trenching, additional drilling and underground workings.

Infill drilling is active with two rigs at Tantahuatay 2, where we expect to announce open-pit, heap-leachable, oxide gold reserves by year-end. Feasibility assessments of Tantahuatay and La Zanja projects have been postponed to year 2003, because of unexpected difficulties in land-permits and acquisition of surface rights.

Diamond drilling has commenced at the precious-metal vein prospects of Los Pircos —in joint venture with Meridian Gold— and Hatun Orco —100% owned by Buenaventura— in Cajamarca and Huancavelica respectively

We persevere in our regional reconnaissance programs throughout Peru. Precious-metal projects have been located and property deals negotiated at historical mining districts Salpo and Algamarca in the western Cordillera of northern Peru and for the Poracota prospect, where Buenaventura has an option —owned by Southwestern Resources and Teck Cominco— 35 Km. west of Orcopampa

An additional 100,000 hectares of prospective ground have been claimed in the central and southern regions of the country. Buenaventura's current land position in exploration is 414,930 hectares. Year-to-date exploration expenditures are US$ 4.6 million out of annual budget designed at US$ 9.6 million.

Non-consolidated affiliates

Buenaventura's income from non-consolidated affiliates, attributable mainly to Yanacocha, was S/. 40.4 million in 2Q2002, representing a 60% increase compared to S/. 25.3 million in the corresponding quarter of 2001. This increase was due to a 17.3% increase in the price of gold sold, which during 2Q2002 was US$312/oz of gold, compared to US$266/oz of gold in the same period of 2001. On the other hand, there was an increase in cash operating costs to US$148/oz of gold during 2Q2002 from US$135/oz of gold during 2Q2001. This increase in operating costs is mainly due to a lower grade (0.83 gr/ton in 2Q2002, compared to 1.16 gr/ton in 2Q2001), and higher workers participation on profits (US$ 4.71/oz).

During the quarter, Yanacocha's production increased 13% to 479,119 oz of gold (209,135 oz of which represent Buenaventura's share) in 2Q2002, from

424,110 oz (185,124 oz of which represents Buenaventura's share) in the corresponding quarter of 2001. It is important to point out that the figures given for the 2Q2002 achieved Yanacocha's forecast both in volume of production and costs.

Buenaventura is Peru's largest precious metals mining company and a major holder of mining rights in Peru. The company focuses on exploration and production through its wholly-owned mines as well as through participation in joint exploration projects. Buenaventura currently operates three mines in Peru, has controlling interests in two mining companies which own three mines in Peru and has minority interests in several other mining companies in Peru. The Company has a significant ownership interest in Minera Yanacocha S.A., Latin America's largest producer of gold.

Buenaventura is listed on the Lima Stock Exchange and the New York Stock Exchange.

Exchange rate as of June 30, 2002: S/. 3.51/US$1.00

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Balance Sheets

As of December 31, 2001 (audited) and June 30, 2002 (unaudited)

	2001 S/(000)	2002 S/(000)	2002 US$(000)
Assets			
Current assets			
Cash and cash equivalents	84,096	83,023	23,647
Trade and other accounts receivable, net	66,665	70,891	20,192
Accounts receivable from affiliates	26,705	23,922	6,813
Inventories, net	70,788	70,714	20,141
Current portion of prepaid taxes and expenses	22,543	29,293	8,343
Total current assets	270,797	277,843	79,136
Long-term account receivable	-	7,825	2,229
Prepaid taxes and expenses	21,589	12,660	3,606
Investments	903,324	987,480	281,253
Property, plant and equipment, net	350,414	350,438	99,811
Development costs and mineral lands, net	131,588	139,553	39,747
Mining concessions, net	182,980	184,935	52,673
Total assets	1,860,692	1,960,734	558,455
Liabilities and shareholders' equity			
Current liabilities			
Bank loans	109,511	91,550	26,075
Trade accounts payable	34,920	27,192	7,745
Accounts payable to affiliates	1,051	21	6
Other current liabilities	48,113	57,674	16,427
Current portion of long-term debt	6,998	16,103	4,586
Total current liabilities	200,593	192,540	54,839
Deferred income tax and workers' profit sharing	12,772	15,929	4,537
Long-term debt	131,060	120,099	34,207
Total liabilities	344,425	328,568	93,583
Minority interest	29,233	36,496	10,395
Shareholders' equity			
Capital stock	182,081	595,021	169,473
Investment shares	491	1,610	459
Additional paid-in capital	512,060	531,236	151,306
Legal reserve	36,416	46,430	13,224
Retained earnings	768,945	415,395	118,312
Cumulative translation adjustment	5,812	20,879	5,947
Treasury shares	(18,771)	(14,901)	(4,244)
Total shareholders' equity	1,487,034	1,595,670	454,477
Total liabilities and shareholders' equity	1,860,692	1,960,734	558,455

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Income (unaudited)

	For the three-month periods ended June 30,			For the six-month periods ended June 30,		
	2001 S/(000)	2002 S/(000)	2002 US$(000)	2001 S/(000)	2002 S/(000)	2002 US$(000)
16 Operating revenues						
Net sales	122,059	134,761	38,383	230,555	272,762	77,688
Royalty income	11,704	15,725	4,479	24,593	30,655	8,731
17 Total revenues	133,763	150,486	42,862	255,148	303,417	86,419
Costs of operation						
Operating costs	(61,007)	(58,401)	(16,634)	(113,420)	(126,540)	(36,041)
Depreciation	(5,185)	(9,689)	(2,760)	(12,752)	(18,423)	(5,247)
Exploration and development costs in operative mining sites	(16,044)	(17,192)	(4,897)	(25,018)	(28,984)	(8,255)
Total costs of operation	(82,236)	(85,282)	(24,291)	(151,190)	(173,947)	(49,543)
Gross margin	51,527	65,204	18,571	103,958	129,470	36,876
Operating expenses						
General and administrative	(13,494)	(17,850)	(5,084)	(27,254)	(32,501)	(9,257)
Sales	(6,673)	(5,771)	(1,644)	(12,975)	(11,151)	(3,176)
Exploration costs in non-operative mining areas	(13,697)	(7,161)	(2,040)	(22,821)	(10,758)	(3,064)
Royalties	(3,022)	(3,080)	(877)	(6,352)	(5,993)	(1,707)
Total operating expenses	(36,886)	(33,862)	(9,645)	(69,402)	(60,403)	(17,204)
18 Operating income	14,641	31,342	8,926	34,556	69,067	19,672
Other income (expenses)						
Share in affiliated companies	25,290	40,365	11,497	75,636	69,981	19,932
Gain from exposure to inflation	2,155	(3,250)	(926)	2,380	(3,080)	(877)
Financial income	4,868	1,920	547	7,602	4,150	1,182
Financial expenses	(3,612)	(3,576)	(1,019)	(6,440)	(7,577)	(2,158)
Amortization of mining concessions	(1,531)	(4,196)	(1,195)	(3,064)	(8,221)	(2,341)
Loss from sale of subsidiary's shares	-	-	-	-	(6,495)	(1,850)
Other, net	(162)	(872)	(247)	(548)	(4,622)	(1,317)
Total other income, net	27,008	30,391	8,657	75,566	44,136	12,571
Income before income tax and minority interest	41,649	61,733	17,583	110,122	113,203	32,243
Income tax	(3,452)	(5,315)	(1,514)	(7,175)	(10,938)	(3,115)
Income before minority interest	38,197	56,418	16,069	102,947	102,265	29,128
Minority interest	(962)	(2,960)	(843)	(2,223)	(4,833)	(1,377)
Net income	37,235	53,458	15,226	100,724	97,432	27,751
Basic and diluted net income per share, stated in Peruvian nuevos soles and U.S. dollars	0.29	0.42	0.12	0.80	0.77	0.22

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Cash Flows (unaudited)

	For the three-month periods ended June 30,			For the six-month periods ended June 30,		
	2001 S/(000)	**2002** S/(000)	**2002** US$(000)	**2001** S/(000)	**2002** S/(000)	**2002** US$(000)
Operating activities						
Collection from customers	151,011	148,683	42,348	243,951	277,963	79,169
Collection of dividends	-	-	-	15,005	-	-
Collection of royalties, net	10,076	12,497	3,560	20,486	24,596	7,005
Payment to suppliers and third parties	(122,259)	(75,096)	(21,388)	(169,048)	(112,889)	(32,152)
Payment to employees	(25,486)	(33,543)	(9,554)	(50,425)	(60,147)	(17,131)
Exploration expenditures	(6,322)	(21,852)	(6,224)	(13,033)	(31,459)	(8,960)
Payment of interest, net	1,255	(494)	(140)	1,162	(1,714)	(488)
Payment of income tax	(3,817)	(5,014)	(1,428)	(7,175)	(10,047)	(2,861)
Net cash and cash equivalents provided by operating activities	4,458	25,181	7,174	40,923	86,303	24,582
19 Investing activities						
Proceeds from sale of property, plant and equipment	(30,098)	(9,654)	(2,750)	(44,716)	(27,802)	(7,919)
Development expenditures	(1,265)	243	69	(23,787)	(20,508)	(5,841)
Purchase of investments	71	(9,492)	(2,704)	(4,601)	(13,257)	(3,776)
Purchase of property, plant and equipment	-	-	-	-	2,012	573
Net cash and cash equivalents used in investing activities	(31,292)	(18,903)	(5,385)	(73,104)	(59,555)	(16,963)
Net cash and cash equivalents provided by *(used in) financing* activities	25,265	(27,119)	(7,724)	90,657	(27,923)	(7,953)
Net increase (decrease) in cash and cash equivalents during the period	(1,569)	(20,841)	(5,935)	58,476	(1,175)	(334)
Gain (loss) from exposure to inflation of cash and cash equivalents	57	(599)	(171)	(53)	102	29
Cash and cash equivalents at beginning of period	81,613	104,463	29,753	21,678	84,096	23,952
Cash and equivalents at period-end	80,101	83,023	23,647	80,101	83,023	23,647

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Cash Flows (unaudited)

	For the three-month periods ended June 30,			For the six-month periods ended June 30,		
	2001 S/(000)	2002 S/(000)	2002 US$(000)	2001 S/(000)	2002 S/(000)	2002 US$(000)
Reconciliation of net income to net cash and cash equivalents provided by operating activities						
Net income	37,235	53,458	15,226	100,724	97,432	27,751
Add (deduct)						
Depreciation	3,836	9,735	2,773	12,752	18,588	5,294
Amortization of mining concessions	1,531	4,196	1,195	3,064	8,221	2,341
Amortization included in exploration and development costs in operative mining units	3,625	3,986	1,135	7,487	8,155	2,323
Minority interest	962	2,960	843	2,223	4,833	1,377
Net cost of retired, plant and equipment	753	1,417	404	1,480	1,417	404
Loss (gain) from exposure to inflation	(2,155)	3,250	926	(2,380)	3,080	877
Expense (income) of deferred income tax and workers' profit sharing	(365)	1,055	300	--	3,157	899
Loss on sale of property, plant and equipment	--	--	--	--	4,211	1,199
Loss on sale of subsidiary's shares	--	--	--	--	6,495	1,850
Share in affiliated companies, net of dividends received	(25,290)	(40,365)	(11,497)	(60,631)	(69,981)	(19,932)
Net changes in assets and liabilities accounts						
Decrease (increase) of operating assets -						
Trade and other accounts receivable	42,907	13,203	3,761	57,228	(10,672)	(3,040)
Inventories	1,921	(4,233)	(1,206)	(5,305)	1,852	527
Prepaid taxes and expenses	(23,333)	(5,355)	(1,527)	(10,925)	2,171	618
Increase (decrease) of operating liabilities - Trade accounts payable and other current liabilities	(37,169	(18,127)	(5,159)	(64,794)	7,344	2,094
Net cash and cash equivalents provided by operating activities	4,458	25,181	7,174	40,923	86,303	24,,582

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

By: _________________________
Carlos E. Gálvez Pinillos
Chief Financial Officer

Date: July 25 , 2002